NEWS RELEASE

August, 10 2007	Release 11-2007

WESTERN COPPER EXERCISES CASINO OPTION AGREEMENT

VANCOUVER, BRITISH COLUMBIA – Western Copper Corporation (TSX: WRN) is pleased to announce the acquisition, on August 9, 2007, of the Casino property in the Yukon Territory through the exercise of the Casino option agreement with Great Basin Gold Ltd..

Western Copper Corp. acquired the 161 claims comprising the Casino property in exchange for C$ 1 million payment in cash.

Western Copper had previously agreed to extend the option agreement from July 15, 2007 to August 17, 2007 to allow Great Basin Gold Ltd. to attend to internal corporate administrative matters.

The current NI 43-101 compliant Measured & Indicated Mineral Resources estimate for the Casino deposit is as follows:

Measured

Material	Cut off grade	Tonnes	Au	Cu	Mo
		(millions)	g/t	%	%

Oxide Gold Cap	0.40 g/t Au	31	0.59	0.07	0.02
Supergene Oxide	0.3% Cu Eq	25	0.46	0.35	0.02
Supergene sulphide	0.3% Cu Eq	47	0.41	0.36	0.03
Hypogene	0.3% Cu Eq	174	0.26	0.21	0.03

Indicated

Material	Cut off grade	Tonnes	Au	Cu	Mo
		(millions)	g/t	%	%

Oxide Gold Cap	0.40 g/t Au	7	0.48	0.06	0.01
Supergene Oxide	0.3% Cu Eq	18	0.21	0.29	0.01
Supergene sulphide	0.3% Cu Eq	76	0.26	0.30	0.02
Hypogene	0.3% Cu Eq	623	0.21	0.19	0.02

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

Measured and Indicated

Material	Cut off grade	Tonnes	Au	Cu	Mo
		(millions)	g/t	%	%
Oxide Gold Cap	0.40 g/t Au	38	0.57	0.07	0.02
Supergene Oxide	0.3% Cu Eq	42	0.35	0.33	0.02
Supergene sulphide	0.3% Cu Eq	124	0.32	0.32	0.02
Hypogene	0.3% Cu Eq	798	0.22	0.20	0.02
Total (excl oxide gold)	0.3% Cu Eq	964	0.24	0.22	0.02
Contained Metal			million oz	billion lbs	million lbs
Supergene and Hypogene zones			7.39	4.67	425
Oxide Gold Cap			0.70

Cu Equivalent Prices: Cu $ 0.90/lb, Au $375/oz., Mo $4/lb

Jonathan Clegg, P.Eng., is the Qualified Person for the technical information in this news release in accordance with NI 43-101.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Contact
Chiara Orrigoni	David Jensen
Investor Relations & Corporate Communications	Vice President, Corporate Development
Phone: 604.684.9497	Phone: 604.684.9497
Email: info@westerncoppercorp.com	Email: info@westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM